

November 10, 2015

Via E-mail
Mr. Leon Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

      Re: Apollo Global Management, LLC
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 27, 2015
             File No. 001-35107

Dear Mr. Black:

We have reviewed your August 14, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2015 letter.

Item 1. Business, page 6

1.   We note your response to prior comment 1. Please confirm that you will include this definition and discussion of a "relying advisor" in future filings.

Item 11. Executive Compensation, page 243

2.   We note your response to prior comment 6. We note that your discretionary bonuses are part of variable compensation and that your Managing Partners typically consider the type, scope and level of responsibilities of your executive officers when determining their variable compensation.

        Please tell us what specific factors the Managing Partners considered this year when determining that Mr. Zelter would receive a cash bonus. Also tell us the specific factors that the Managing Partners considered when deciding upon the amount of the cash bonus.

In addition, please include in future filings the specific factors the Managing Partners consider each year when making bonus decisions. For example, for each named executive officer eligible for variable compensation, you should discuss the scope and level of their responsibilities and the Managing Partners' assessments of each named executive officer's individual performance as well as the performance of their departments or divisions and the individual's impact on your overall operating performance and potential to contribute to long-term shareholder value.

<u>Investment in Apollo Funds, page 263</u>

3. We note your response to prior comment 9. You indicate that all of the senior Apollo professionals and certain of your other key employees have "the opportunity to invest in [y]our funds." Please clarify whether these senior Apollo professionals' and certain other key employees' investments are also not subject to management fees and in certain circumstances are not subject to carried interest in the same manner as your officers and directors investments.

If not, please explain how this fact impacts your belief that these benefits are not required to be disclosed as perquisites and personal benefit in the summary compensation table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Eric Envall at (202) 551-3234 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services